CONSENT OF INDEPENDENT AUDITORS


We consent to the reference to our firm under the captions "Condensed Financial Information" and "Transfer and Dividend Disbursing Agent, Custodian, Counsel and Independent Auditors" and to the use of our report dated December 14, 1995, in this Registration Statement (Form N-1A
No. 33-44004) of Dreyfus Growth and Income Fund, Inc.

Our audit also included the schedule of investment in affiliates of Dreyfus Growth and Income Fund, Inc. listed in item 24(a). This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. In our opinion, the schedule of investment referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.




                                      ERNST & YOUNG LLP

New York, New York
February 23, 1996